OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden Hours per response ... 14.90

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

THE SPORTS CLUB COMPANY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

84917P100

(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
(310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/19/04

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84917P100	SCHEDULE 13D	PAGE 2 of 10 PAGES

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON CAPITAL ADVISORS, L.P. - 95-4486379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A CALIFORNIA LIMITED PARTNERSHIP

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 3,751,961

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 3,751,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.6%

14	TYPE OF REPORTING PERSON IA

CUSIP NO. 84917P100	SCHEDULE 13D	PAGE 3 of 10 PAGES

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD A. KAYNE - ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,333

	8	SHARED VOTING POWER 3,751,961

	9	SOLE DISPOSITIVE POWER 333,333

	10	SHARED DISPOSITIVE POWER 3,751,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,085,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84917P100	SCHEDULE 13D	PAGE 4 of 10 PAGES

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARBCO ASSOCIATES, L.P. - 95-3214739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,325,361

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,325,361

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,361

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84917P100	SCHEDULE 13D	PAGE 5 of 10 PAGES

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION A U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 1,507,267

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 1,507,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,267

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6%

14	TYPE OF REPORTING PERSON PN

United States
Securities and Exchange Commission

Schedule 13D
Amendment No. 2

*********************

Item 1. Security and Issuer

Common Stock, $0.01 Par Value.

The Sports Club Company, Inc.
11100 Santa Monica Boulevard
Suite 300
Los Angeles, CA 90025

Item 2. Identity and Background

The Reporting Persons include Kayne Anderson Capital Advisors, L.P., Richard A. Kayne, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P. (“KACALP”), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment funds, including but not limited to Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P., each of which is a California limited partnership and a Reporting Person. Kayne Anderson Investment Management, Inc. (“KAIM”), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc., a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of KACALP, the investment limited partnerships, KAIM or KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

During the past five years, none of KACALP, the four above investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM.

Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (“KARIM”), and President and Director of KA Associates, Inc., a Nevada corporation (“KAA”). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

During the past five years, none of Mr. Kayne, KACALP, KARIM or KAA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

c.	The following persons (in addition to Richard A. Kayne) are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

John E. Anderson.	Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

Howard M. Zelikow.	Vice President and Director of KAIM

Robert V. Sinnott.	Vice President of KAIM

Ralph C. Walter.	Chief Operating Officer of KAIM and KA Holdings.

David J. Shladovsky.	General Counsel and Secretary of KAIM and KA Holdings.

John Daley.	Chief Financial Officer and Treasurer of KAIM and KA Holdings.

Item 3. Source and Amount of Funds or Other Consideration

No purchases reported on this amendment no. 2.

Item 4. Purpose of Transaction

On March 31, 2003, KACALP executed a term sheet and on April 9, 2003, KACALP entered into an amended and restated term sheet (the “Original Term Sheet”) with Millennium Partners LLC and its affiliates (“Millennium”), Palisade Concentrated Equity Partnership, L.P. (“Palisade”), D. Michael Talla and Rex Licklider (“Licklider”). The Original Term Sheet set forth a non-binding preliminary plan for the parties thereto to consummate a “going private transaction” whereby Palisade, Licklider and Millennium would fund the acquisition of all of the Issuer’s outstanding Common Stock, other than Common Stock held by the Original Term Sheet parties and certain other specified stockholders. The parties have abandoned the “going private transaction” contemplated by the Original Term Sheet.

KACALP has agreed to make an investment in the Issuer in accordance with the terms set forth in a non-executed term sheet (the “New Term Sheet”) also agreed to by Millennium and Licklider. Millennium and Licklider are significant beneficial owners of the Issuer’s Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The New Term Sheet sets forth a non-binding plan for the parties thereto to purchase an aggregate of 65,000 shares of series D convertible preferred stock (the “Series D Preferred”) of the Issuer at $100 per share. KACALP will purchase an aggregate of 10,000 shares of the Series D Preferred, convertible into 500,000 shares of Issuer’s Common Stock. The New Term Sheet also sets forth certain rights and obligations of the parties with respect to the Issuer following the consummation of the purchase of the Series D Preferred, including provisions concerning voting, as well as protective provisions. The transactions contemplated by the New Term Sheet are subject to a number of significant conditions precedent as set forth in the New Term Sheet. The Issuer is not bound by the provisions of the New Term Sheet, which previously formed a Special Committee of its Board of Directors to investigate various strategic alternatives for the Issuer, including the possibility of a “going private” transaction and exploring alternatives to any such proposed “going private” transaction. As a result of the New Term Sheet, KACALP is deemed to have formed a “group” with the other parties to the New Term Sheet for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Accordingly, KACALP may be deemed to be the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by such other parties as reported on their respective Schedule 13D or Schedule 13G.

Except as set forth in this Item 4, KACALP has no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

a. KACALP and Richard A. Kayne report beneficial ownership of 3,751,961 and 4,085,295 shares, respectively, representing 17.6% and 18.8% of the shares outstanding. These amounts include 3,291,667 shares of common stock which may be acquired upon conversion of Series B Convertible Preferred Stock. Due to a mathematical error in the number of outstanding shares, the beneficial ownership percentages for KACALP and Mr. Kayne were erroneously reported on the previous Schedule 13D filings as 7.3% and 8.0%, respectively.

b. KACALP has shared voting and dispositve power (with Richard A. Kayne) over 3,751,961 shares. Richard A. Kayne has sole voting and dispositive power over 333,333 shares and shared voting and dispositive power (with KACALP) over 3,751,961 shares.

The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as investment adviser and, in most cases, as general partner.

KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c. Transactions of the shares were made as follows:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

None.

d. Not applicable

e. Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among Richard A. Kayne, KACALP, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2004

Date

/S/ Richard A. Kayne

Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

By:	/S/ David J. Shladovsky

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne

Richard A. Kayne

/S/ David J. Shladovsky

Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

/S/ David J. Shladovsky

Arbco Associates, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner

/S/ David J. Shladovsky

Kayne Anderson Non-Traditional Investments, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner